SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

July 8, 2015

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 25, 2015

Supplemental Letter Filed July 6, 2015

CIK No. 0001609989

H. Roger Schwall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated July 8, 2015 (the “Comment Letter”), with respect to the supplemental letter, including certain sections of the Registration Statement attached thereto, submitted by the Company on a supplemental basis to the Commission on July 6, 2015.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	July 8, 2015

Prospectus Summary – Exhibit B

Recent Developments, page 10

1.	We note your intention to disclose preliminary financial data for the six months ended June 30, 2015, including a range for estimated net sales, net income and non-GAAP adjusted net income. Please note that when you include a range, rather than a specific number, the range should be sufficiently narrow to be meaningful and you should explain how the ranges were determined. You should also explain why you are not able to disclose a specific number rather than a range.

Additionally, provide an analysis of the financial measures so investors can understand if they are consistent with the trend disclosures in MD&A or if there are other factors that need to be explained.

If the financial statements for the six months ended June 30, 2015 become available prior to the effective date of the registration statement, they must be included in the filing and comply with Rule 10-01(b)(8) of Regulation S-X.

The Company respectfully advises the Staff that the full financial statements and, accordingly, specific numbers for estimated net sales, net income and non-GAAP adjusted net income for the second quarter of 2015 are not yet available. The Company respectfully submits that the ranges for estimated net sales, net income and non-GAAP adjusted net income disclosed on page 10 of the Registration Statement are sufficiently narrow to be meaningful. The Company has revised the disclosure on page 11 of the Registration Statement in response to the Staff’s comment.

The Company advises the Staff that it believes the reasons for the changes in its net sales, net income and non-GAAP adjusted net income for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 are substantially consistent with the trends disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company has revised the disclosure on page 10 of the Registration Statement in response to the Staff’s comment.

The Company confirms that if financial statements for the six months ended June 30, 2015 become available prior to the effective date of the Registration Statement, the Company will include such financial statements, which will comply with Rule 10-01(b)(8) of Regulation S-X, in the Registration Statement. The Company advises the Staff that it does not expect such financial statements to be available prior to the currently anticipated effective date.

* * * * * * *

Securities and Exchange Commission	July 8, 2015

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Joseph Klinko

Lily Dang

Parhaum J. Hamidi

Norman von Holtzendorff

Blue Buffalo Pet Products, Inc.

Michael Nathenson

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